UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 June 2022
Exhibit No. 2	Total Voting Rights dated 01 June 2022
Exhibit No. 3	Transaction in Own Shares dated 06 June 2022
Exhibit No. 4	Transaction in Own Shares dated 07 June 2022
Exhibit No. 5	Transaction in Own Shares dated 08 June 2022
Exhibit No. 6	Director/PDMR Shareholding dated 08 June 2022
Exhibit No. 7	Transaction in Own Shares dated 09 June 2022
Exhibit No. 8	Bank of England Resolvability Assessment Framework dated 10 June 2022
Exhibit No. 9	Transaction in Own Shares dated 10 June 2022
Exhibit No. 10	Transaction in Own Shares dated 13 June 2022
Exhibit No. 11	Transaction in Own Shares dated 14 June 2022
Exhibit No. 12	Transaction in Own Shares dated 15 June 2022
Exhibit No. 13	Transaction in Own Shares dated 16 June 2022
Exhibit No. 14	Transaction in Own Shares dated 17 June 2022
Exhibit No. 15	Transaction in Own Shares dated 20 June 2022
Exhibit No. 16	Transaction in Own Shares dated 21 June 2022
Exhibit No. 17	Transaction in Own Shares dated 22 June 2022
Exhibit No. 18	Director/PDMR Shareholding dated 22 June 2022
Exhibit No. 19	Transaction in Own Shares dated 23 June 2022
Exhibit No. 20	Transaction in Own Shares dated 24 June 2022
Exhibit No. 21	Acquisition of Kensington Mortgage Company dated 24 June 2022
Exhibit No. 22	Transaction in Own Shares dated 27 June 2022
Exhibit No. 23	Barclays US LLC annual stress test results dated 28 June 2022
Exhibit No. 24	Transaction in Own Shares dated 28 June 2022
Exhibit No. 25	Publication of Offering Circular dated 28 June 2022
Exhibit No. 26	Transaction in Own Shares dated 29 June 2022
Exhibit No. 27	Transaction in Own Shares dated 30 June 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 1, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	31 May 2022
Number of ordinary shares purchased:	10,684,000
Highest price paid per share:	171.6200p
Lowest price paid per share:	168.9200p
Volume weighted average price paid per share:	170.1602p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,721,896,836 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,721,896,836) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/4721N_1-2022-5-31.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 50,239,886 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 166.8315p per ordinary share.

- ENDS -

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Exhibit No. 2

1 June 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 May 2022, Barclays PLC's issued share capital consists of 16,721,896,836 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 16,721,896,836 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

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Exhibit No. 3

6 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	1 June 2022
Number of ordinary shares purchased:	10,799,000
Highest price paid per share:	172.1000p
Lowest price paid per share:	167.9800p
Volume weighted average price paid per share:	170.3084p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,711,108,476 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,711,108,476) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/6489N_1-2022-6-1.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 61,038,886 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 167.4466p per ordinary share.

- ENDS -

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Exhibit No. 4

7 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	6 June 2022
Number of ordinary shares purchased:	10,362,179
Highest price paid per share:	172.6600p
Lowest price paid per share:	169.4400p
Volume weighted average price paid per share:	171.6851p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,700,772,728 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,700,772,728) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9041N_1-2022-6-6.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 71,401,065 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 168.0618p per ordinary share.

- ENDS -

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Exhibit No. 5

8 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	7 June 2022
Number of ordinary shares purchased:	10,375,130
Highest price paid per share:	170.7800p
Lowest price paid per share:	167.6600p
Volume weighted average price paid per share:	169.3452p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,692,318,760 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,692,318,760) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0624O_1-2022-6-7.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 81,776,195 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 168.2246p per ordinary share.

- ENDS -

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Exhibit No. 6

8 June 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.6996 per Share	60
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-07
f)	Place of the transaction	London Stock Exchange (XLON)

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Exhibit No. 7

9 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	8 June 2022
Number of ordinary shares purchased:	10,239,000
Highest price paid per share:	169.6200p
Lowest price paid per share:	167.4000p
Volume weighted average price paid per share:	168.6141p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,682,114,259 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,682,114,259) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2317O_1-2022-6-8.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 92,015,195 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 168.2679p per ordinary share.

- ENDS -

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Exhibit No. 8

10 June 2022

Barclays PLC

Bank of England's Resolvability Assessment Framework

Barclays PLC has today published a summary of its self-assessment under the Bank of England's Resolvability Assessment Framework. The summary self-assessment is available on our website at: https://home.barclays/investor-relations/reports-and-events/annual-reports/. A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Bank of England's assessment of the Barclays Group's resolvability capabilities, alongside its assessment of each other major UK financial institution, is available at: https://www.bankofengland.co.uk/financial-stability/Resolution/resolvability-assessment-framework/resolvability-assessment-of-major-uk-banks-2022.

For more than a decade, Barclays has worked with regulators globally to enhance its resilience to financial stress, including making changes to its structure and committing significant financial resources to building its resolvability capabilities. Barclays is therefore pleased to note the Bank of England's assessment that there are no shortcomings, deficiencies or substantive impediments identified in the Barclays Group's resolution capabilities that could impede its ability to execute the preferred resolution strategy. Barclays looks forward to continuing to work with the Bank of England, along with the Barclays Group's other regulators and resolution authorities globally, to maintain and enhance its resolvability capabilities.

- ENDS -

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About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Barclays Group. For further information about Barclays, please visit our website home.barclays.

Exhibit No. 9

10 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	9 June 2022
Number of ordinary shares purchased:	10,341,442
Highest price paid per share:	169.6400p
Lowest price paid per share:	165.5200p
Volume weighted average price paid per share:	167.5984p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,671,779,959 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,671,779,959) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3968O_1-2022-6-9.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 102,356,637 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 168.2003p per ordinary share.

- ENDS -

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Exhibit No. 10

13 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	10 June 2022
Number of ordinary shares purchased:	10,430,000
Highest price paid per share:	165.7600p
Lowest price paid per share:	159.5400p
Volume weighted average price paid per share:	163.0428p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,661,381,004 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,661,381,004) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5498O_1-2022-6-10.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 112,786,637 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 167.7233p per ordinary share.

- ENDS -

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Exhibit No. 11

14 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	13 June 2022
Number of ordinary shares purchased:	10,356,000
Highest price paid per share:	157.7000p
Lowest price paid per share:	155.2000p
Volume weighted average price paid per share:	156.4597p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,651,041,670 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,651,041,670) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7150O_1-2022-6-13.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 123,142,637 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 166.7761p per ordinary share.

- ENDS -

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Exhibit No. 12

15 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	14 June 2022
Number of ordinary shares purchased:	10,493,305
Highest price paid per share:	159.2800p
Lowest price paid per share:	154.3200p
Volume weighted average price paid per share:	156.7834p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,640,584,830 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,640,584,830) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8822O_1-2022-6-14.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 133,635,942 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 165.9915p per ordinary share.

- ENDS -

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Exhibit No. 13

16 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	15 June 2022
Number of ordinary shares purchased:	10,507,000
Highest price paid per share:	162.9000p
Lowest price paid per share:	159.0200p
Volume weighted average price paid per share:	161.3289p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,630,098,738 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,630,098,738) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0531P_1-2022-6-15.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 144,142,942 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 165.6516p per ordinary share.

- ENDS -

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Exhibit No. 14

17 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	16 June 2022
Number of ordinary shares purchased:	10,507,000
Highest price paid per share:	160.1000p
Lowest price paid per share:	153.7400p
Volume weighted average price paid per share:	155.8037p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,619,630,586 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,619,630,586) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2143P_1-2022-6-16.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 154,649,942 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 164.9825p per ordinary share.

- ENDS -

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Exhibit No. 15

20 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	17 June 2022
Number of ordinary shares purchased:	10,507,000
Highest price paid per share:	159.0000p
Lowest price paid per share:	154.0400p
Volume weighted average price paid per share:	156.8249p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,609,171,914 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,609,171,914) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/3730P_1-2022-6-17.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 165,156,942 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 164.4635p per ordinary share.

- ENDS -

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Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 16

21 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	20 June 2022
Number of ordinary shares purchased:	11,210,519
Highest price paid per share:	161.1600p
Lowest price paid per share:	156.0200p
Volume weighted average price paid per share:	158.9601p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,597,981,739 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,597,981,739) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5455P_1-2022-6-20.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 176,367,461 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 164.1137p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 17

22 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	21 June 2022
Number of ordinary shares purchased:	11,184,504
Highest price paid per share:	162.4800p
Lowest price paid per share:	159.3800p
Volume weighted average price paid per share:	161.1317p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,586,804,377 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,586,804,377) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/6975P_1-2022-6-21.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 187,551,965 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 163.9359p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 18

22 June 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.   On 21 June 2022 the Trustee notified the Company that on 21 June 2022 it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year); and

2.   On 21 June 2022, the Company was notified of sales of shares by PDMRs.

1.  Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group  (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	215,063
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	114,736
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the period 23 April to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	99,556
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	48,035
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	123,096
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	59,393
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of the Corporate and Investment Bank and President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	235,270
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	130,810
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	77,361
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	37,326
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	53,471
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	25,799
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	75,519
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	36,437
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	120,257
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	58,024
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	108,305
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	52,257
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	54,152
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	26,128
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6158 per Share	34,812
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6158 per Share	16,796
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

2.   Sale of Shares
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6153 per Share	26,533
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6073 per Share	28,489
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 19

23 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	22 June 2022
Number of ordinary shares purchased:	11,041,000
Highest price paid per share:	162.8000p
Lowest price paid per share:	158.9800p
Volume weighted average price paid per share:	161.1720p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,575,784,812 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,575,784,812) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/8688P_1-2022-6-22.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 198,592,965 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 163.7822p per ordinary share.

- ENDS -

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Chris Manners	Jon Tracey
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Exhibit No. 20

24 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	23 June 2022
Number of ordinary shares purchased:	11,476,229
Highest price paid per share:	160.4200p
Lowest price paid per share:	154.4800p
Volume weighted average price paid per share:	157.0139p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,564,334,973 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,564,334,973) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0414Q_1-2022-6-23.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 210,069,194 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 163.4125p per ordinary share.

- ENDS -

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Chris Manners	Jon Tracey
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Exhibit No. 21

24 June 2022

Barclays PLC

Acquisition of Kensington Mortgage Company

Barclays PLC ("Barclays") today announces that Barclays Bank UK PLC ("Barclays Bank UK") has agreed to acquire UK specialist mortgage lender Kensington Mortgage Company Limited ("KMC") from companies controlled by funds managed by Blackstone Tactical Opportunities Advisors L.L.C. and funds affiliated with Sixth Street Partners LLC.

KMC is a leading UK specialist residential mortgage lender providing mortgages via brokers to borrowers with complex incomes.  It uses proprietary technology, data analytics and insight to design products and make lending decisions, focusing on the self-employed and customers who have multiple or variable incomes.  The business is based in Maidenhead, has approximately 600 employees and also services mortgages for other parties.

The acquisition will enable Barclays to broaden its product offering and capabilities in the UK mortgage market, extend the number of customers we can serve and grow mortgage originations to better utilise our strong UK funding base.

Historically KMC did not hold mortgages on its balance sheet, however following completion of the transaction KMC will retain the majority of mortgages that it originates.  KMC originated approximately £1.6 billion of mortgages (excluding retentions) in the year ended 31 March 2022.

Alongside acquiring KMC, Barclays Bank UK has also agreed to acquire a portfolio of UK mortgages consisting primarily of mortgages originated by KMC from October 2021 to completion of the acquisition of KMC (the "KMC Mortgage Portfolio" and together the "Transaction"1).  The KMC Mortgage Portfolio totalled £1.2 billion as at 31 May 2022 (comprising approximately 70% owner-occupied and 30% buy-to-let residential mortgages) with a weighted average LTV of 77% at origination.

The Transaction is subject to regulatory approval and is expected to complete in late Q4 2022 or early Q1 2023. Assuming completion of the Transaction occurs at the beginning of December 2022 and the KMC Mortgage Portfolio comprises approximately £2.0 billion of loans at that date, the total consideration payable by Barclays Bank UK under the Transaction agreements is expected to be approximately £2.3 billion2.

The Transaction will be financed from Barclays' existing resources and is estimated to reduce Barclays' CET1 ratio by approximately 12 basis points (based on Barclays' CET1 ratio as at 31 March 2022) assuming completion in late Q4 2022.

KMC generated £65.9 million of income and a pre-tax profit of £0.5 million in the year ended 31 March 2021. KMC had £66.7 million of gross assets at that date.  Under its existing ownership and funding structure, the KMC Mortgage Portfolio generated a profit before tax of £1.1 million in the six months ended 31 March 2022 before mark-to-market hedging gains of £9.2 million.

The Transaction constitutes a Class 2 transaction under the UK Listing Rules.

Matt Hammerstein, CEO of Barclays Bank UK, commented:

"The Transaction reinforces our commitment to the UK residential mortgage market and presents an exciting opportunity to broaden our product range and capabilities.  KMC is a best-in-class specialist mortgage lender with an established track record in the UK market, strong broker and customer relationships and data analytics capabilities.  KMC complements our existing UK mortgage business and broker relationships through the addition of a specialist prime mortgage originator and the utilisation of our strong UK funding base.  The Transaction should generate attractive returns for Barclays over the medium term as the KMC Mortgage Portfolio increases in size through the ongoing origination of new mortgages.  We look forward to KMC management and employees becoming part of the Barclays group."

Notes:

1.
As part of the Transaction Barclays Bank UK is also acquiring Kensington Mortgage Services Limited ("KMS").  KMS was incorporated on 21 October 2020 and has not yet produced audited financial statements.  The company has £100 of issued share capital and one employee and is an immaterial part of the Transaction.

2.
The exact consideration payable will depend on movements in the KMC Mortgage Portfolio up to completion of the Transaction, the mark-to-market value of hedging instruments, the terms of the mortgages originated between the date of the agreement to acquire KMC and completion of the Transaction and the net asset values of KMC and KMS at that date.

- Ends -

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Chris Manners	Jon Tracey
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About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning.  These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties.  Actual outcomes may differ materially from those expressed in the forward-looking statements.  Factors that could impact the Barclays Group's future financial condition and performance are identified in the Barclays PLC's filings with the US Securities Exchange Commission (the "SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2021, as amended), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit No. 22

27 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	24 June 2022
Number of ordinary shares purchased:	11,308,634
Highest price paid per share:	159.5800p
Lowest price paid per share:	153.0000p
Volume weighted average price paid per share:	156.8584p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,553,036,230 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,553,036,230) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1979Q_1-2022-6-24.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 221,377,828 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 163.0777p per ordinary share.

- ENDS -

For further information, please contact:

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Chris Manners	Jon Tracey
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Exhibit No. 23

28 June 2022

Barclays PLC

Barclays US LLC annual stress test results

Barclays PLC notes the Federal Reserve Board's ("FRB") publication of the results from its annual bank stress tests on 23 June 2022.

In addition, on 27 June 2022 Barclays US LLC (Barclays' US Intermediate Holding Company, the "IHC") published its own assessment of its results under the supervisory severely adverse scenario ("SSAS"), which can be found on the Barclays website at: https://home.barclays/investor-relations/investor-news/fed-filings/

The IHC's projected capital ratios remained above regulatory minimum required levels across all nine quarters of the test under both the FRB's assessment and Barclays' company-run assessment of the SSAS.

- ENDS -

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
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About Barclays
Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Barclays Group. For further information about Barclays, please visit our website home.barclays

Exhibit No. 24

28 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	27 June 2022
Number of ordinary shares purchased:	11,249,000
Highest price paid per share:	161.2800p
Lowest price paid per share:	157.4000p
Volume weighted average price paid per share:	159.1830p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,541,823,941 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,541,823,941) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3670Q_1-2022-6-27.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 232,626,828 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 162.8893p per ordinary share.

- ENDS -

For further information, please contact:

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Chris Manners	Jon Tracey
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Exhibit No. 25

Publication of Offering Circular

The following offering circular (the "Offering Circular") is available for viewing:

Offering Circular dated 27 June 2022 in connection with Barclays PLC's issue of £1,250,000,000 8.875% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2027 and Every Five Years Thereafter) (the "Securities").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Offering Circular, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5197Q_1-2022-6-28.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Offering Circular available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Offering Circular. In accessing the Offering Circular, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE OFFERING CIRCULAR MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE OFFERING CIRCULAR IN WHOLE OR IN PART IS PROHIBITED. THE OFFERING CIRCULAR MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE OFFERING CIRCULAR HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE OFFERING CIRCULAR MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Offering Circular referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Offering Circular has been made available to you on the basis that you are a person into whose possession the Offering Circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Offering Circular to any other person.

Confirmation of your Representation: In order to be eligible to view the Offering Circular or make an investment decision with respect to any securities issued or to be issued pursuant to the Offering Circular, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Offering Circular, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act), and that you consent to delivery of the Offering Circular thereto via electronic publication.

The Offering Circular does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Offering Circular constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Offering Circular, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offering Circular has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Offering Circular made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 26

29 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	28 June 2022
Number of ordinary shares purchased:	11,156,000
Highest price paid per share:	162.6400p
Lowest price paid per share:	159.6400p
Volume weighted average price paid per share:	161.4177p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,530,692,299 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,530,692,299) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5390Q_1-2022-6-28.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 243,782,828 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 162.8220p per ordinary share.

- ENDS -

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Exhibit No. 27

30 June 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	29 June 2022
Number of ordinary shares purchased:	11,017,504
Highest price paid per share:	159.5600p
Lowest price paid per share:	156.8000p
Volume weighted average price paid per share:	158.1308p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,519,701,579 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,519,701,579) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/7112Q_1-2022-6-29.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 254,800,332 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 162.6192p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
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